Let's Make African Flavors Accessible together!

AL AllIDoIsCook <comms@allidoiscook.com>
Sun, 13 Feb 2022 2:55:01 PM -0500
To "AllIDoIsCook" <info@allidoiscook.com>
Bcc "oyinkan" <oyinkan@allidoiscook.com>
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Hey,

I hope things are going well with you!

I want to start this email by thanking you for being an integral part of our journey from a food blog with less than ten subscribers in a small college apartment to where we are now - a startup on a mission in our own 2600 sqft production facility.

I have some great news — over the past few months, our team has been preparing to raise capital from our customers on the investment platform Wefunder. Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so you'll only be making a reservation – not investing yet. Once we file everything, you'll be able to confirm your investment.

We decided to raise on Wefunder to accelerate our growth and share the upside of our success with the people who have supported, patronized, and know us best — our family, friends, customers. You are our foundation. So now we're inviting you to become an official stakeholder in the company.

Here is a link to checkout our raise and reserve your spot.: https://wefunder.com/allidoiscook/

Now you maybe wondering, "why invest?". We want you to join us in our mission to make African flavors and cuisines accessible GLOBALLY. We have huge plans to make it possible for anybody anywhere to enjoy African cuisines and flavors. Personally, please support our team and me. Become an owner of AllIDoIsCook!

Over the last 12 months, we have shipped out over 5,000 boxes filled with 18,000 meals. We got our first slot in two grocery stores and moved into our production facility.

The timing is great because with the global attention on African culture, people reconnecting with their roots, a surge in immigration, to name a few, there is the need for African flavors to be more accessible. We are three years in with lots of learning under our belts, a proven, scalable model, and we want you to come on this journey with us.

Some necessary "testing the waters" disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;
2. No offer to buy securities will be accepted, and no part of the purchase price will be received until Form C is filed and only through Wefunder's platform
3. Any indication of interest involves no obligation or commitment of any kind.

If you want to chat more about any of this, I'm more than happy to do so! Feel free to email me back with any specific questions.

P.S. If you're not interested, please let me know. I promise that I will take no offense and leave you off any email updates as our campaign progresses. Still love you

Talk soon,
Tobi Smith
Founder, AllIDoIsCook

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Reserve your investment in
AllIDoIsCook
ON
WEFUNDER

Hey,

I want to start this email by thanking you for being integral to our journey, from a food blog with less than ten subscribers in a small college apartment to where we are now; A tech-enabled startup on a mission to put African flavors on millions of dinner tables worldwide.

Our Wefunder round is officially live! Whether you join us or not, we want to thank you if you're reading this. We cannot forget your support, patronage, referrals, and we are eternally grateful.

We are raising $800,000 of capital in the Pre-Seed round to help us scale the company, and we want you to be a part of it by investing in us. We would also love it if you shared this with your friends. Let's go, Team AllIDoIsCook! **Here is a link to our Wefunder Page to reserve your investment.**

Our raise is currently in "testing the waters" mode while we finalize our paperwork and SEC filings, so for now, you'll only be making a reservation – not actually investing yet. Once we file everything in the coming weeks, you'll be able to confirm your investment.

Some necessary disclosures:

1. No money or other consideration is being solicited. If sent, it will not be accepted;

2. No offer to buy securities will be accepted, and no part of the purchase price will be received until Form C is filed and only through Wefunder's platform

3. Any indication of interest involves no obligation or commitment of any kind.

We highly recommend making a reservation to lock in your spot in our round.

How to Reserve

1. Join Wefunder by clicking 'Sign Up' in the top right corner.


Exposing the world to Africa's delicious flavors
through quality food products

2. Choose an amount you're comfortable with - You can commit any amount you'd like up to your legal max, from $100USD.

3. Confirm reservation! Wefunder will reserve your chosen amount. Once we complete our paperwork, Wefunder will email you to let you know it's time to sign a contract and submit payment. If you've already funded your Wefunder Cash account, they can apply those funds to your new investment. This helps you to invest faster.

- More information on reservations can be found here: https://help.wefunder.com/154992-linked/reservations-&-wefunder-cash-101
- International Investors: https://help.wefunder.com/154992-linked/international-investor-guide
- Investors FAQs: https://help.wefunder.com/#/investor/getting-started-for-investors

Finally, Follow our raise. Click the "Remind Me" button near the top right of the Wefunder page. (This subscribes you to email updates on the raise).

Once again, we cannot thank you enough for being a part of our journey, and we cannot wait to continue on to the next stage of this journey with you. If you have any questions, simply reply to this email, and we will respond.

Feel free to share this message with anyone and everyone

Yours truly,

Tobi Smith

Founder, AllIDoIsCook


Reserve your investment in
AllIDoIsCook
ON
WEFUNDER

Let's make African Flavors accessible together!

wefunder.com/allidoiscook

We are testing the waters to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

AllIDoIsCook

WEFUNDER

Let's make African Flavors accessible together!

wefunder.com/allidoiscook

HOW TO RESERVE YOUR SPOT

Join Wefunder
by clicking 'Sign Up' in the top right corner.

Choose an amount you're comfortable with
You can commit any amount you'd like starting from $100USD.

Confirm Reservation!
Wefunder will reserve your chosen amount. Once we complete our paperwork, Wefunder will email you to let you know it's time to sign a contract and submit payment. If you've already funded your Wefunder Cash account, they can apply those funds to your new investment, which helps you invest faster.

AllIDoIsCook WEFUNDER

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$100,000
reserved to make African flavors more accessible

Hi Fam!

We are super super excited to have hit the $100,000 mark in reservations on Wefunder! - www.wefunder.com/allidoiscook We have you and your support to thank for this!

Currently, we are in the process of completing our legal paperwork with the SEC (filing a Form C). Once this is completed, you will receive an email to confirm your investment. Also, when this is completed the terms of the investment will be available along with all the necessary information.

Reservations are still open and we will greatly appreciate it if you shared our fundraising page (www.wefunder.com/allidoiscook) with friends and family alike and anyone who you think will be interested in coming along on this journey with us.

For any questions concerning the fundraise, please use this link and we will be sure to send a well-detailed response to your questions.

Here are some FAQs that we have gotten so far.

1. **What is the minimum / maximum investment?**

Wefunder calculates your annual investment limit based on the net worth and income provided upon account opening. Investment limits are for every 12 month period. Every investment in a Regulation Crowdfunding offering counts towards the annual limit. The SEC made it pretty complicated to calculate this number, but if you're curious:

- Everyone can invest as much as $2,200
- If either your net worth or income is below $107k, you may legally invest a maximum of 5% of the greater number.
- If both your net worth and income are above $107k, you may legally invest a maximum of 10% of the greater number, up to a max of $107k.

"Investor Limits" here: https://wefunder.com/settings#account

2. **What is WeFunder Cash?**

Your Wefunder Cash account is a virtual wallet. Literally, the money is held by Wefunder's banking partner, Boston Private Bank. Once we complete our paperwork, WeFunder will email you to let you know it's time to sign a contract and submit payment.

If you've already funded your Wefunder Cash account, it can be applied towards your new investment. This helps you to invest faster, If your Wefunder Cash account isn't funded already when it's time to convert your reservation into an investment, WeFunder will provide instructions on how to pay for your investment with a bank, credit card, mailed check, or wire transfer. Any funds you transfer into your Cash account can be withdrawn anytime.

More information on WeFunder Cash & Reservations: https://help.wefunder.com/154992-linked/reservations-&-wefunder-cash-101

3. **When will the Investment terms be available?**

Once we finalize our contract terms and finish all other legal disclosures, you'll receive an email from WeFunder asking you to confirm your investment. Your investment application won't be complete until you receive this email and confirm your decision to invest. More information on Investment terms & contracts: https://help.wefunder.com/#/investor/contracts

4. **What returns should I expect on this investment?**

The amount you may earn depends on the type of investment contract the company is offering. More information on returns: https://help.wefunder.com/#/investor/returns

5. **What payment methods are available?**

You can pay using a bank transfer (US only), check, credit card, or wire transfer (international investors only). If you choose to pay by credit card, there is a $10,000 limit. More information on payments: https://help.wefunder.com/#/investor/payment

Once again, thank you so much for your support and encouragement. We can't wait to hit more milestones with you.

Best,

The AllIDoIsCook Team

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